United States securities and exchange commission logo





                               August 14, 2023

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Limited
       Boundary Hall, Cricket Square
       Grand Cayman, Cayman Islands
       KY1-1102

                                                        Re: Generation Asia I
Acquisition Limited
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 24,
2023
                                                            File No. 001-41239

       Dear Roy Kuan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Business, page 1

   1. We note that the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers
and/or directors have significant ties to China. Please disclose this prominently in the
introduction to the business section. Provide prominent disclosure about the legal and
operational risks associated with being based in China. Your disclosure should make
clear whether these risks could result in a material change in your operations and/or the
value of the securities you are registering for sale or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns have or may
                                                        impact the company   s
ability to conduct its business, accept foreign investments, or list on
 Roy Kuan
FirstName
GenerationLastNameRoy    KuanLimited
           Asia I Acquisition
Comapany
August 14, NameGeneration
           2023             Asia I Acquisition Limited
August
Page 2 14, 2023 Page 2
FirstName LastName
         a U.S. or other foreign exchange. Please disclose the location of your
auditor   s
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
2. Please disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied. State whether you may be covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations. Also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. State whether any transfers, dividends, or distributions have been made to date and quantify the amounts where applicable.
6. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also,
 Roy Kuan
FirstName
GenerationLastNameRoy    KuanLimited
           Asia I Acquisition
Comapany
August 14, NameGeneration
           2023             Asia I Acquisition Limited
August
Page 3 14, 2023 Page 3
FirstName LastName
         please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Item 15. Exhibit and Financial Statement Schedules
Exhibit 31.1 and 31.2, page 64

7. We note that the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting even though the transition period that allows for these omissions has ended. Please include the appropriate certification language in future periodic reports and include an example of your intended disclosure in your response. Refer to Item 601(b)(31) of
         Regulation S-K.
General

8. We note disclosure in your Form 14A filed on June 9, 2023 indicating that your sponsor is controlled by and has substantial ties with a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign
         Investment in the United States. Please include corresponding risk factor disclosure in future periodic reports and include an example of your intended disclosure in your response.
9. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
10.      Given the significant oversight and discretion of the government of
the People   s Republic
         of China (PRC) over the search for a target company, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules,
         the term    control    (including the terms    controlling,
controlled by,    and    under
         common control with   ) means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
11. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued
 Roy Kuan
Generation Asia I Acquisition Limited
August 14, 2023
Page 4
         by the CAC to date.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or
Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 with any questions.



FirstName LastNameRoy Kuan                                Sincerely,
Comapany NameGeneration Asia I Acquisition Limited
                                                          Division of
Corporation Finance
August 14, 2023 Page 4                                    Office of Energy &
Transportation
FirstName LastName